JARED SPROUSE

Experience

Producer - Where's Rose— 2017-Present
An independent Feature Film Written and Directed by *John Mathis*. It stars *Ty SImpkins* (Iron Man 3, Insidious) and is being shot in August of 2020.

Producer - Nonlinear Studios— 2017-Present
An independent production company owned by myself, *John Mathis* and Barrett Jay. Through it we've worked with several artists on music videos including Chicago based rapper, *Luke Gawne*, LA based pop duo, *Mannequin Online* and the Swedish folk artist, *Plasi*.

Director - Harem of Harry Javier — 2017
My UNCSA thesis film about a young boy with a large imagination as he navigates his interest of girls and jazz.

Director/Producer - Midnight Runner— 2016-2017
An independent feature film we wrote, directed and produced while in the final years of school starring *Ben Weinswig* on a budget of $3000. Released in 2018 by Global Digital Releasing.

Director/Producer - When We Were Young— 2016-2017
Our first feature film we worked on during our first two years in school on a budget of $1000.

EPK Director — 2014
In Charge of BTS interviews, photos and content with the cast and crew. Starring *Kiernan Shipka* and *Timothee Chalamet*.

Education
University of North Carolina School of the Arts — BFA in Filmmaking Class of 2017

Skills
Photoshop, Premiere, People Skills/Management, Events